Exhibit 99.1

JCP INVESTMENT MANAGEMENT ISSUES STATEMENT REGARDING CASELLA’S ANNUAL MEETING AND CORPORATE IMPROVEMENTS DUE TO JCP’S PROXY CONTEST

HOUSTON, TX – November 4, 2015 - JCP Investment Management, LLC (together with its affiliates, “JCP”), the beneficial owner of approximately 5.7% of the outstanding Class A shares of Casella Waste Systems, Inc. (NASDAQ: CWST) (“Casella” or the “Company”), issued the following statement regarding the November 6, 2015 Annual Meeting of Casella.

James Pappas, Managing Member of JCP, said, “Over the course of this year, JCP has fought relentlessly to bring attention to the (1) sustained underperformance, (2) poor capital allocation, and (3) extremely weak corporate governance at Casella.   We are encouraged that as a result of our campaign and the strong support we received from our fellow stockholders, Casella has made the following positive changes after our public announcement on April 28, 2015:

•
July 7, 2015 – John Chapple stepped down as a director from the class of directors with terms ending at the Annual Meeting (the “2015 Class”) having been on the board since 1994; Jim O’Connor, a new independent director, joined the Board in the resulting vacancy in the 2015 Class.

•
September 1, 2015 – Jim McManus stepped down as director in the 2015 Class having been on the board since 2005; Bill Hulligan, new independent director, joined the Board in the resulting vacancy in the 2015 Class.

•	September 1, 2015 – Casella adopted a number of corporate governance changes including the following:

o	Adoption of majority vote resignation policy for only uncontested elections, but not for contested elections;

o	Adoption of stock ownership guidelines for executives;

o	Adoption of policy restricting hedging and pledging activities

•	September 2015 – Casella released earnings guidance for 2018, including:

o	Commitment to a EBITDA guidance

o	Commitment to a Free Cash Flow guidance

o	Commitment to decrease leverage

•	October 19, 2015 – Greg Peters stepped down as Lead Director; recent addition to the Board; Jim O’Connor, appointed Lead Director”

Pappas commented, “We are gratified to have served as the catalyst for these positive first steps in the right direction and are inclined to give the new Board a chance to deliver on its promises to shareholders.  In that regard we have decided to withdraw our nomination of directors ensuring the election of the incumbent slate.  We believe this will position us well to monitor the progress of the Board’s current plan and we fully expect shareholders to hold the Board and management accountable for any failure to deliver on their plan - now and in the future. Importantly, even with these big concessions, we estimate stockholders made a strong showing of support for the election of JCP’s nominees. This strong support is a clear message: the Board must either deliver fully on their plan or shareholders expect to see a full strategic review process for the sale of the Company, not just undertaken but completed in a value-maximizing manner for Class A shareholders.  JCP intends to remain a vigilant and vocal shareholder of Casella.  We will monitor the new Board’s progress executing on its commitments and we will do whatever is necessary to protect shareholder rights and maximize shareholder value at Casella.”

“It is our hope that the Board will respond appropriately to shareholders’ strong support for JCP’s platform of stronger corporate governance by making voluntary enhancements to, at a minimum:

(1)	declassify the Board structure and allow for annual accountability of directors;

(2)
increase the representation on the Board of Class A public shareholders who currently have approximately 80% voting power, but only 1 of 9 Board seats (in contrast, Class B shareholders, John and Doug Casella,  have only 20% of the vote yet have 2 of 9 Board seats).”

Pappas concluded, “One of the positive results of this process was that it caused the directors to hear firsthand the long-standing frustration of stockholders, and we expect that as a result they will objectively evaluate all strategies to unlock value at Casella.  We want to thank our fellow stockholders for their support and contribution to this long overdue and healthy debate about the future of our Company, and encourage them to keep up the pressure through the 2016 annual meeting and beyond so that accountability for Casella management and the new Board continues beyond this annual meeting.”

Sincerely,

James Pappas

JCP Investment Management, LLC

About JCP Investment Management:

JCP Investment Management, LLC is an investment firm headquartered in Houston, TX that engages in value-based investing across the capital structure.  JCP follows an opportunistic approach to investing across different equity, credit and distressed securities largely in North America.

Contact:

James Pappas
JCP Investment Management, LLC
(713) 333-5540